Pricing Supplement No. 42 Dated October 16, 1998                  Rule 424(b)(3)
(To Prospectus dated April 5, 1995 and Prospectus              File No. 33-58365
Supplement dated May 15, 1995)


                       Transamerica Finance Corporation

                      SENIOR MEDIUM-TERM NOTES, SERIES E
                                 $650,000,000
                       RESET PUT SECURITIES ("REPS/SM/")*
                              DUE OCTOBER 22, 2009
--------------------------------------------------------------------------------

Trade Date:                               October 16, 1998.

Original Issue Date:                      October 21, 1998.

Principal Amount:                         U.S.$650,000,000.

Price to Public:                          Variable:  relating to prevailing prices at the time of the sale, as determined by the Agent at the time of each sale.

Proceeds to Company:                      101.43%, which amount includes the consideration for the Call Option to be paid for by the Callholder.

Interest Rate:                            During the period prior to the Coupon Reset Date, determined as described under "Additional Terms - Floating Rate Period."

                                          During the period from and after the Coupon Reset Date, determined as described under "Additional Terms - Coupon Reset Process After the
                                          Floating Rate Period."

Interest Payment Dates:                   During the period prior to the Coupon Reset date, January 22, April 22,
                                          July 22 and October 22 of each year (each, an "Interest Payment Date"), commencing January 22, 1999.

                                          During the period from and after the Coupon Reset Date, the Interest
                                          Payment Dates will be changed to April 22 and October 22 of each year, commencing April 22, 2000.

Coupon Reset Date:                        October 22, 1999.

Final Maturity Date:                      October 22, 2009, subject to the Call Option and Put Option referred to below.

Call Option:                              The Notes may be purchased by the Callholder prior to Maturity, as described under "Additional Terms - Call Option; Put Option."

------------------------
*      REPS is a service mark of Morgan Stanley Dean Witter & Co.

Repurchase/Put Option:                    The Notes are subject to repurchase by the Company prior to Maturity, pursuant to the Put Option as described under "Additional Terms - Call
                                          Option; Put Option."

Option Calculation Agent:                 Morgan Stanley & Co. Incorporated.

Calculation Rate Agent:                   Bank of Montreal.

Callholder:                               Morgan Stanley & Co. International Limited.

Specified Currency:                       U.S. dollars.

--------------------------------------------------------------------------------

Form:  Book-Entry

CUSIP No.: 89350LHQ8

Original Issue Discount Note:  No
--------------------------------------------------------------------------------
Agent: Morgan Stanley & Co. Incorporated

Agent acting in the capacity of:  Principal

Other Provisions:  See the Attachment
--------------------------------------------------------------------------------

                           MORGAN STANLEY DEAN WITTER

                               ADDITIONAL TERMS

          These Additional Terms constitute a part of Pricing Supplement No. 42 dated October 16, 1998 of Transamerica Finance Corporation (the "Company") and contain a description of additional terms and provisions applicable to the Company's RESET Put Securities due October 22, 2009 (the "Notes") constituting a tranche of the Company's Senior Medium-Term Notes, Series E. The Notes are described in the Prospectus and the Prospectus Supplement for the Senior Medium-Term Notes, Series E, referred to above, and reference is made thereto for a detailed summary of additional provisions of the Notes. The Notes are Floating Rate Notes as described in the Prospectus Supplement, subject to and as modified by the Coupon Reset Process and other provisions described below. The description of the particular terms of the Notes set forth in this Pricing Supplement supplements, and to the extent inconsistent therewith replaces, the description of the terms and provisions of the "Debt Securities" in the Prospectus and the "Notes" in the Prospectus Supplement. Capitalized terms used but not defined herein shall have the meanings given them in such Prospectus and Prospectus Supplement.

INTEREST RATE AND INTEREST PAYMENT DATES

          The principal amount of Notes will be limited to $650,000,000 and the Notes will mature on October 22, 2009 (the "Final Maturity Date"). On the Coupon Reset Date, the holders of the Notes will receive 100% of the principal amount thereof through either (i) the exercise by the Callholder of the Call Option or (ii) in the event the Callholder does not exercise the Call Option or fails for any reason to purchase the Notes, the exercise by the Senior Trustee for and on behalf of the holders of the Notes of the Put Option. The Senior Trustee will exercise the Put Option without the consent of, or notice to, the holders of the Notes. Interest accrued to, but excluding, the Coupon Reset Date will be paid by the Company on such date to the holders of the Notes on the most recent Record Date (as defined below).

          The Notes will bear interest at the Three-Month LIBOR Rate (as defined below) plus 0.25% from the date of issuance to, but excluding, the Coupon Reset Date (the "Floating Rate Period"). If the Callholder elects to purchase the Notes pursuant to the Call Option, the Option Calculation Agent will reset the interest rate effective on the Coupon Reset Date, pursuant to the Coupon Reset Process described below. In such circumstance, (i) the Notes will be purchased by the Callholder, in whole but not in part, at 100% of the principal amount thereof on the Coupon Reset Date, on the terms and subject to the conditions described herein, and (ii) on and after the Coupon Reset Date, the Notes will bear interest at the fixed rate of interest determined by the Option Calculation Agent in accordance with the procedures set forth under "Coupon Reset Process" below (the "Coupon Reset Process").

          Interest will be payable on the Notes on each Interest Payment Date, commencing January 22, 1999, to the persons in whose name the Notes are registered on the fifteenth calendar day (whether or not a Business Day) immediately preceding the related Interest Payment Date (each, a "Record Date").

          If the Callholder for any reason does not purchase the Notes on the Coupon Reset Date, the Senior Trustee will be required pursuant to the terms of the Notes to exercise the Put Option without the consent of, or notice to, the holders of the Notes and, upon such exercise, the Company will be required to repurchase the Notes from the holders thereof on the Coupon Reset Date at 100% of the principal amount thereof plus accrued and unpaid interest. See "Call Option; Put Option" below.

          The Notes will be issued in denominations of $1,000 and integral multiples thereof.

          FOR PERSONS HOLDING THE NOTES (OR AN INTEREST THEREIN) ON THE COUPON RESET DATE, THE EFFECT OF THE OPERATION OF THE CALL OPTION AND PUT OPTION WILL BE THAT SUCH PERSONS WILL BE ENTITLED TO RECEIVE, AND WILL BE REQUIRED TO ACCEPT, 100% OF THE PRINCIPAL AMOUNT OF SUCH NOTES ON THE COUPON RESET DATE IN SATISFACTION OF THE COMPANY'S OBLIGATIONS TO SUCH HOLDERS. INTEREST ACCRUED TO, BUT EXCLUDING, THE COUPON RESET DATE WILL BE PAID BY THE COMPANY ON SUCH DATE TO THE HOLDERS OF THE NOTES ON THE MOST RECENT RECORD DATE.

FLOATING RATE PERIOD

          During the Floating Rate Period, interest on the Notes will be payable on each Interest Payment Date, commencing January 22, 1999, except that if any Interest Payment Date falls on a day that is not a Business Day, such Interest Payment Date will be the next day that is a Business Day.

          During the Floating Rate Period, the rate of interest for each Interest Period is the Three-Month LIBOR Rate for such Interest Period plus 0.25%. Such rate of interest shall be determined for each Interest Period on the second London Business Day preceding the relevant Reset Date (as defined below). The "Three-Month LIBOR Rate" for an Interest Period means a rate equal to the Floating Rate (as defined in the ISDA Definitions) that would be determined by the LIBOR Calculation Agent (as defined below) under an interest rate swap transaction if the LIBOR Calculation Agent were acting as Calculation Agent (as defined in the ISDA Definitions) for that swap transaction under the terms of an agreement incorporating the ISDA Definitions and under which:

          (i) the Floating Rate Option (as defined in the ISDA Definitions) is USD-LIBOR-BBA;

          (ii) the Designated Maturity (as defined in the ISDA Definitions) is three months; and

          (iii) the Reset Date (as defined in the ISDA Definitions) is the first day of that Interest Period.

          Interest payments for the Notes shall be the amount of interest accrued from the date of issue or from the last date to which interest has been paid to but excluding the Interest Payment Date. Interest is computed by dividing the actual number of days in the Interest Period by 360.

          "Business Day" means any day that is not a Saturday or Sunday, and that, in The City of New York, is not a day on which banking institutions are generally authorized or obligated by law to close.

          "Interest Period" means (i) the period from and including October 21, 1998, to but excluding the first Interest Payment Date, and (ii) each successive period from and including an Interest Payment Date to but excluding the next Interest Payment Date.

          "ISDA Definitions" means the 1991 ISDA Definitions, as amended and updated as of the date hereof, published by the International Swaps and Derivatives Association, Inc.

          "USD-LIBOR-BBA" means that the rate for a Reset Date will be the rate for deposits in U.S. Dollars for a period of the Designated Maturity which appears on the Telerate Page 3750 as of 11:00 a.m., London time, on the day that is two London Banking Days (as defined in the ISDA Definitions) preceding that Reset Date. If such rate does not appear on the Telerate Page 3750, the rate for that Reset Date will be determined as if the parties had specified "USD-LIBOR-Reference Banks" as the applicable Floating Rate Option. "USD-LIBOR-Reference Banks" means that the rate for a Reset Date will be determined on the basis of the rates at which deposits in U.S. Dollars are offered by the Reference Banks (as defined in the ISDA Definitions) at approximately 11:00 a.m., London time, on the day that is two London Banking Days preceding that Reset Date to prime banks in the London interbank market for a period of the Designated Maturity commencing on that Reset Date and in a Representative Amount (as defined in the ISDA Definitions). The LIBOR Calculation Agent will request the principal London office of each of the Reference Banks to provide a quotation of its rate. If at least two such quotations are provided, the rate for that Reset Date will be the arithmetic mean of the quotations. If fewer than two quotations are provided as requested, the rate for that Reset Date will be the arithmetic mean of the rates quoted by major banks in New York City, selected by the LIBOR Calculation Agent, at approximately 11:00 a.m., New York City time, on that Reset Date for loans in U.S. Dollars to leading European banks for a period of the Designated Maturity commencing on that Reset Date and in a Representative Amount.

          Pursuant to the Notes, Bank of Montreal will be the initial Calculation Rate Agent with respect to the determination of the LIBOR Rate on each Interest Reset Date and the rate of interest for each Interest Period. During the Floating Rate Period, the Calculation Rate Agent will notify the Company and the Senior Trustee of each determination of the interest rate applicable to the Notes promptly after such determination is made. The Senior Trustee will, upon the request of the holder of any Note, provide the interest rate then in effect and, if different, the interest rate which will become effective as a result of determination made with respect to the most recent Interest Determination Reset Date with respect to such Note. The Senior Trustee will not be responsible for determining the interest rate applicable to any Note.

CALL OPTION; PUT OPTION

          Call Option.  Pursuant to the Call Option granted to the Company under
          -----------
the terms of the Notes and assigned to Morgan Stanley & Co. International Limited (the "Callholder"), the Callholder or its assignee has the right to purchase the Notes in whole but not in part on the Coupon Reset Date (the "Call Option"), at a price equal to 100% of the principal amount thereof (the "Call Price"), by giving the Call Notice to the Senior Trustee. The Callholder must deliver irrevocable, written notice (the "Call Notice") to the Senior Trustee of its exercise of the Call Option prior to 4:00 p.m., New York City time, no later than fifteen calendar days prior to the Coupon Reset Date. In the event the Callholder exercises its rights under the Call Option, (i) not later than 2:00 p.m., New York City time, on the Business Day prior to the Coupon Reset Date, the Callholder shall deliver the Call Price in immediately available funds to the Senior Trustee for payment of the Call Price on the Coupon Reset Date (provided, however, that if the Company is the assignee of the Call Option, the
---------  -------
Company shall so deliver the Call Price in immediately available funds to the Senior Trustee for such payment on or prior to 12:00 noon, New York City time, on the Coupon Reset Date) and; (ii) the holders of the Notes shall be required to deliver and will be deemed to have delivered, the Notes to the Callholder against payment therefore on the Coupon Reset Date through the facilities of the Depositary.

          If (i) the Callholder shall fail to purchase the Notes by 2:00 p.m., New York City time, on the Business Day prior to the Coupon Reset Date, (ii) the Company in its sole discretion determines that, since the date of the Call Notice, a Market Disruption Event (as defined below) shall have occurred; (iii) the Option Calculation Agent determines that since the date of the Call Notice,
(A) an Event of Default or any event which, with the giving of notice or passage of time, or both, would constitute an Event of Default with respect to the Notes shall have occurred and be continuing, or (B) Bids have not been received from at least three Dealers in a timely manner substantially as provided under the "Coupon Reset Process After the Floating Rate Period", or (iv) the Company shall not have received from counsel to the Company (which counsel may be an employee of the Company) on or prior to 2:00 p.m., New York City time, on the Business Day immediately preceding the Coupon Reset Date an opinion of counsel to the effect that, after giving effect to the Coupon Reset Process (including the establishment of the Coupon Reset Rate as the new interest rate of the Notes), the Notes will be valid and legally binding obligations of the Company, the Call Option will automatically terminate, no amount shall be payable as a result of such termination and the Senior Trustee will exercise the Put Option on behalf of the holders of the Notes. "Market Disruption Event" shall mean any of the following: (i) a suspension or material limitation in trading in securities generally on the New York Stock Exchange or the establishment of minimum prices on such exchange; (ii) a general moratorium on commercial banking activities declared by either federal or New York State authorities; (iii) any material adverse change in the existing financial, political or economic conditions in the United States of America; (iv) an outbreak or escalation of major hostilities involving the United States of America or the declaration of a national emergency or war by the United States of America; or (v) any material disruption of the U.S. government securities market, U.S. corporate bond market, or U.S. federal wire system.

          No holder of Notes shall have any rights or claims against the Callholder as a result of the Callholder purchasing or not purchasing the Notes, exercising or not exercising the Call Option or performing or not performing its obligations with respect thereto.

          If the Callholder gives the Call Notice, then, not later than the fourth Business Day following the notification date, the Company may irrevocably elect, by written notice to the Callholder and the Senior Trustee, to terminate the Coupon Reset Process, whereupon the Company will repurchase the entire principal amount of the Notes on the Coupon Reset Date at the Call Price plus accrued and unpaid interest, if any, on the Notes.

          Immediately following the original issuance of the Notes, the Callholder will be Morgan Stanley & Co. International Limited. Thereafter, the Callholder from time to time may assign all (but not less than all) its rights under the Call Option to a substitute Callholder, in each case without notice to or consent of the holders of the Notes.

          Put Option.  If the Call Option has not been exercised, or in the
          ----------
event the Callholder is not required or fails to deliver the Call Price to the Senior Trustee not later than 2:00 p.m., New York City time, on the business Day prior to the Coupon Reset Date, the Senior Trustee shall exercise for and on behalf of the holders of the Notes the option to put the Notes to the Company on the terms set forth herein (the "Put Option"). Upon exercise of the Put Option, the Company shall purchase all of the Notes on the Coupon Reset Date, at a purchase price equal to 100% of the principal amount thereof (the "Put Redemption Price"). The Put Option will be exercised automatically by the Senior Trustee, on behalf of the holders of the Notes, if the Call Option has not been exercised or if the Callholder fails for any reason to purchase the Notes. If the Senior Trustee exercises the Put Option, the Company will deliver the Put Redemption Price to the Senior Trustee, together with the accrued and unpaid interest due on the Coupon Reset Date, by no later than 12:00 noon, New York City time, on the Coupon Reset Date and the holders of the Notes will be required to deliver, and will be deemed to have delivered, the Notes to the Company against payment therefor on the Coupon Reset Date through the facilities of the Depositary. No holder of any Notes or any interest therein has the right to notice of, or to consent or object to, the Senior Trustee's exercise of the Put Option.

          The transactions described above will be executed on the Coupon Reset Date through the Depositary in accordance with the procedures of the Depositary, and the accounts of participants will be debited and credited and the Notes delivered by book-entry as necessary to effect the purchases and sales thereof. For further information with respect to transfers and settlement through the Depositary, see "Description of Notes -- Book-Entry System" in the Prospectus Supplement. In addition, the Notes will trade in the Depositary's Same-Day Settlement system. Accordingly, the Depositary will require that secondary trading activity in the Notes settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

COUPON RESET PROCESS AFTER THE FLOATING RATE PERIOD

          If the Callholder under the Call Option has exercised the Call Option in accordance with the procedures set forth under "Call Option; Put Option" above, the Company and the Option Calculation Agent shall complete the following steps (the "Coupon Reset Process") in order to determine the interest rate to be paid on the Notes from and including the Coupon Reset Date to, but excluding, the date of Maturity.

          (1) The Company shall provide the Option Calculation Agent with a list (the "Dealer List"), no later than seven Business Days prior to the Coupon Reset Date, containing the names and addresses of five dealers, one of which shall be Morgan Stanley & Co. Incorporated, from which it desires the Option Calculation Agent to obtain the Bids (as defined below) for the purchase of the Notes.

          (2) Within one Business Day following receipt by the Option Calculation Agent of the Dealer List, the Option Calculation Agent shall provide to each dealer ("Dealer") on the Dealer List (a) a copy of the Pricing Supplement, dated October 16, 1998, and the Prospectus Supplement including the Prospectus attached thereto, relating to the offering of the Notes; (b) a copy of the form of Notes; and (c) a written request that each Dealer submit a Bid to the Option Calculation Agent by 12:00 noon, New York City time (the "Bid Deadline"), on the third Business Day prior to the Coupon Reset Date (the "Bid Date"). "Bid" shall mean an irrevocable written offer given by a Dealer for the purchase of all the Notes, settling on the Coupon Reset Date, and shall be quoted by such Dealer as a stated yield to maturity on the Notes ("Yield to Maturity"). Each Dealer shall be provided with (a) the name of the Company, (b) an estimate of the Purchase Price (which shall be stated as a U.S. Dollar amount and be calculated by the Option Calculation Agent in accordance with clause (3) below), (c) the principal amount and the Final Maturity Date of the Notes and
(d) the method by which interest will be calculated on the Notes.

          (3) The purchase price to be paid by any Dealer for the Notes (the "Purchase Price") shall be equal to (a) the principal amount of the Notes plus
(b) a premium (the "Notes Premium") which shall be equal to the excess, if any, of (i) the discounted present value to the Coupon Reset Date of a bond with a maturity of the Final Maturity Date which has an interest rate of 4.425%, semi-annual interest payments on April 22 and October 22 of each year, commencing April 22, 2000, and a principal amount of $650,000,000, and assuming a discount rate equal to the Treasury Rate (as defined below), over (ii) $650,000,000. "Treasury Rate" means the per annum rate equal to the offer side yield to maturity of the current on-the-run ten-year United States Treasury Security (the "Ten Year Yield") per Telerate Page 500 (or such other page as may replace Telerate Page 500 on that service for the purpose of displaying the Ten Year Yield) at 11:00 a.m., New York City time, on the Bid Date (or such other date or time that may be agreed upon by the Company and the Option Calculation Agent) or, if such rate does not appear on Telerate Page 500 (or such other page as may replace Telerate Page 500 on that service for the purpose of displaying the Ten Year Yield) at such time, the rates on GovPx End-of-Day Pricing at 3:00 p.m., New York City time, on the Bid Date.

          (4) Following receipt of the Bids, the Option Calculation Agent shall provide written notice to the Company, setting forth (a) the names of each of the Dealers from whom the Option Calculation Agent received Bids on the Bid Date, (b) the Bid submitted by each such Dealer and (c) the Purchase Price as determined pursuant to paragraph (3) above. Except as provided below, the Option Calculation Agent shall thereafter select from the Bids received the Bid with the lowest Yield to Maturity (the "Selected Bid") and calculate a rate of interest per annum (the "Coupon Reset Rate") that would amortize the Notes Premium fully over the remaining term of the Notes at the Yield to Maturity indicated by the Selected Bid; provided, however, that if the Option Calculation
                               --------  -------
Agent has not received a Bid from a Dealer by the Bid Deadline, the Selected Bid shall be the lowest of all Bids received by such time and provided, further,
                                                          --------  -------
that if any two or more of the lowest Bids submitted are equivalent, the Company shall in its sole discretion select any of such equivalent Bids (and the Bid so selected shall be the Selected Bid). In all cases, the Option Calculation Agent has the right to match the Bid with the lowest Yield to Maturity, whereby the Calculation Agent's Bid becomes the Selected Bid.

          (5) Immediately after calculating the Coupon Reset Rate, the Option Calculation Agent shall provide written notice to the Company and the Senior Trustee setting forth the Coupon Reset Rate. The Company shall establish the Coupon Reset Rate as the interest rate on the Notes, effective from and including the Coupon Reset Date, to, but excluding, the Final Maturity Date, by delivery to the Senior Trustee on or before the Coupon Reset Date of an Officers' Certificate as defined in, and in accordance with, the Senior Indenture. Effective from and including the Coupon Reset Date, the Interest Payment Dates on the Notes shall be April 22 and October 22 of each year or at Maturity, as the case may be, commencing April 22, 2000, and interest will be calculated based on a 360 day year consisting of twelve 30 day months.

          (6) The Callholder shall sell the Notes to the Dealer that made the Selected Bid at the Purchase Price, such sale to be settled on the Coupon Reset Date in immediately available funds.

          The Company and the Option Calculation Agent have entered into a Calculation Agency Agreement, dated October 21, 1998. The Calculation Agency Agreement provides that the Option Calculation Agent for the Notes may resign at any time as Option Calculation Agent, such resignation to be effective ten Business Days after the delivery to the Company and the Trustee of notice of such resignation. In such case, the Company may appoint a successor Option Calculation Agent for the Notes.

          The Option Calculation Agent, in its individual capacity, may buy, sell, hold and deal in the Notes and may exercise any vote or join in any action which any holder of the Notes may be entitled to exercise or take as if it were not the Option Calculation Agent. The Option Calculation Agent, in its individual capacity, may also engage in any transaction with the Company as if it were not the Option Calculation Agent.

             CERTAIN ADDITIONAL FEDERAL INCOME TAX CONSIDERATIONS

          Prospective investors should refer to the Prospectus Supplement -- "Certain United States Federal Income Tax Consequences" as well as the information set forth below.

          PROSPECTIVE INVESTORS CONSIDERING THE PURCHASE OF THE NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE APPLICATION OF UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCE OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

          Prospective investors should note that no rulings have been or are expected to be sought from the IRS with respect to any of the United States federal income tax consequences discussed below, and no assurance can be given that the IRS will not take contrary positions.

UNITED STATES HOLDERS OF NOTES

          Although there is no authority on point characterizing instruments such as the Notes, the Notes should be treated as variable rate debt instruments that mature on the Coupon Reset Date, and the Company and each holder, by its purchase of a Note, will agree to treat the Notes as such. Under this characterization, each United States Holder should include in income the interest paid or accrued on the Notes in accordance with the United States Holder's usual method of accounting. Upon the sale, exchange, redemption or other disposition by a holder of the Notes, the United States Holder should recognize capital gain or loss equal to the difference between the amount realized from the disposition of the Notes (exclusive of amounts attributable to accrued interest, which will be taxable as such) and the United States Holder's adjusted tax basis in the Notes at that time. A United States Holder's adjusted tax basis in the Notes generally will equal the holder's purchase price for such Notes. Under recently enacted legislation, in the case of a United States Holder who is an individual and certain other non-corporate taxpayers, any capital gain recognized on the disposition of the Notes generally will be subject to United States federal income tax at a stated maximum rate of 20% if the United States Holder's holding period in the Notes was more than one year at the time of such sale, exchange, redemption or other disposition. The ability to use capital losses to offset ordinary income in determining taxable income is generally limited.

          Notwithstanding the foregoing, the IRS or a court may conclude that the Notes should be treated as maturing on the Final Maturity Date rather than the Coupon Reset Date and that the issue price of the Notes should include the value of the Call Option. In the event the Notes were treated as maturing on the Final Maturity Date for United States federal income tax purposes, because of the Coupon Reset Process, the Notes would be treated as having contingent interest under the Code. In that event, under final Treasury regulations promulgated June 14, 1996, governing debt instruments that provide for contingent payments (the "Contingent Payment Regulations"), the Company would be required to calculate an estimated yield at which the Company would issue a debt instrument with terms and conditions similar to the Notes (other than terms and conditions relating to the Coupon Reset Process), taking into account available hedges of the Notes. A United States Holder would be required to include in income original issue discount in an amount equal to the product of the adjusted issue price of a Note at the beginning of each interest accrual period and the estimated yield of the Note. In general, for these purposes, a Note's adjusted issue price would equal the Note's issue price increased by the interest previously accrued on the Note, and reduced by all payments made on the Note.
As a result of the application of the Contingent Payment Regulations, it is likely that a United States Holder would be required to include interest in income in excess of actual cash payments received for certain taxable years.

          In addition, if the Notes were treated as contingent payment debt obligations, the character of any gain or loss from the sale or exchange of the Notes (including a sale pursuant to the mandatory tender on the Coupon Reset
Date) by a United States Holder would differ from that discussed above. Any such taxable gain generally would be treated as ordinary income. Any such taxable loss generally would be ordinary to the extent of previously accrued original issue discount, and any excess would generally be treated as capital loss. Upon a sale of a Note (other than through exercise of the Call Option), the IRS could take the position that the gain or loss with respect to the Call Option and the gain or loss with respect to the Note must be separately determined, in which case any deemed loss with respect to the Call Option would be treated as a capital loss, and a corresponding amount of additional ordinary income would need to be recognized by the United States Holder with respect to the sale of the Note. In addition, if the Notes were considered to mature on the Final Maturity Date, it is possible that United States Holders of Notes also may be considered to have entered into a "straddle" for United States federal income tax purposes as a result of the Call Option, in which case a United States Holder's capital loss described in the preceding two sentences would be short-term capital loss and the United States Holder would be required to capitalize interest expense on certain indebtedness incurred to purchase or carry the Notes.

NON-UNITED STATES HOLDERS OF NOTES

          A trust will be a "non-United States Holder" if it is not subject to the primary supervision of a court within the United States and the control of one or more United States persons with respect to substantial decisions.

FINAL WITHHOLDING REGULATIONS

          The Treasury Department recently issued final Treasury regulations (the "Final Regulations") which make certain modifications to the withholding, backup withholding and information reporting rules described in the Prospectus Supplement. The Final Regulations attempt to unify certification requirements and modify reliance standards. The Final Regulations will generally be effective for payments made after December 31, 1999, subject to certain transition rules. Prospective investors are urged to consult their own tax advisors regarding the Final Regulations.

                             PLAN OF DISTRIBUTION

          The Agent proposes to offer the Notes to the public from time to time for sale in negotiated transactions or otherwise at prices relating to prevailing market prices at the time of the sale. The Agent may effect such transactions by selling Notes to or through certain dealers and such dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Agent and any purchasers of Notes for whom it acts as agent. The Agent and any dealers that participate with the Agent in the distribution of Notes may be deemed to be underwriters, and any discounts or commissions received by them and any profit on the resale of the Notes by them may be deemed to be underwriting compensation.

          The Notes will not have an established trading market. The Company has been advised by the Agent that it intends to make a market in the Notes, but it is not obligated to do so and may discontinue market making at any time without notice.

          The Company will indemnify the Agent against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments the Underwriters may be required to make in respect thereof.

          In order to facilitate the offering of the Notes, the Agent may engage in transactions that stabilize, maintain or otherwise affect the prices of the Notes. Specifically, the Agent may over-allot in connection with the offering, creating a short position in the Notes for its own account. In addition, to cover over-allotments or to stabilize the price of the Notes, the Agent may bid for, and purchase, the Notes in the open market. Finally, the Agent may reclaim selling concessions allowed to a dealer for distributing the Notes in the offering if the Agent repurchases previously distributed Notes in transactions to cover short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market prices of the Notes above independent market levels. The Agent is not required to engage in these activities and may end any of these activities at any time.

          In the ordinary course of business, the Agent and its affiliates have engaged and may in the future engage in commercial and investment banking transactions with the Company and certain of its affiliates.

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